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SE 19007564

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8-68542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apollo Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	NY	10019-2701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnieszka Jackowska (212)-515-3277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

APOLLO GLOBAL SECURITIES, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

			Page
[x]		Report of Independent Registered Public Accounting Firm	
[x]	(a)	Facing Page	
[x]	(b)	Statement of Financial Condition	3
[x]	(c)	Statement of Operations	4
[x]	(d)	Statement of Cash Flows	5
[x]	(e)	Statement of Changes in Member's Equity	6
[ ]	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable)	
[x]		Notes to Financial Statements	7
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	13
[x]	(h)	Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	14
[x]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934	14
[ ]	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)	
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)	
[x]	(l)	An Oath or Affirmation	
[x]	(m)	A copy of the SIPC Supplemental Report (filed separately)	
[x]	(n)	A report describing Broker-Dealer's Compliance with the Exemption Provisions of Section k of Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm (filed separately)	

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

We, Martin Kelly and Agnieszka Jackowska, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of and for the year ended December 31, 2018, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Martin Kelly,
Chief Financial Officer

Agnieszka Jackowska,
FINOP

Subscribed to before me this
27 the date of February 2019

Notary Public

ADINA PULEO
Notary Public - State of New York
No. 01PU6378220
Qualified in Nassau County
My Commission Expires July 23, 2022

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2011.

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	74,246,529
Underwriting fees receivable		924,375
Fee receivable from related parties		6,996,729
Other assets		367,872
TOTAL ASSETS	$	82,535,505
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to related party	$	2,619,772
Accounts payable and accrued expenses		369,266
TOTAL LIABILITIES		2,989,038
MEMBER'S EQUITY		79,546,467
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	82,535,505

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, LLC (the "Ultimate Parent," "Apollo," or "AGM").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, engages in underwriting on a firm commitment and best efforts basis, and the resale of securities pursuant to Rule 144A under the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash at financial institutions and money market funds. At times during the year, cash balances may exceed the insured limit.

Receivables—Underwriting fees recognized but not received are included in underwriting fees receivable on the Statement of Financial Condition. Transaction fees recognized but not received are included in fee receivable from related parties on the Statement of Financial Condition.

Payable to Related Party—The Company has a netting agreement with the Parent whereas payables and receivables between the Parent and the Company are set-off monthly resulting in a single net receivable or payable amount in the receivable from related party or payable to related party on the Statement of Financial Condition ("Netting Agreement"). The Company settles its net payable to the Parent on a quarterly basis.

Pursuant to the servicing agreement between the Company and the Parent ("Servicing Agreement"), the Parent provides through related parties certain services, facilities and personnel as required for the Company to perform its broker-dealer business.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued guidance that amends the accounting for leases which requires lessees to recognize a right-of-use asset and a lease liability. The lease liability would be measured at the present value of the lease payments, and the asset would be based on the liability. The ASU is effective for companies beginning January 2019. The Company reviewed the terms of the Ultimate Parent's existing leases and service contracts, which may include embedded leases, and determined that the guidance will not have an impact on the Company.

4. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the financial instrument and includes situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation.

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash and cash equivalents, underwriting fees receivables and accounts payables and accrued expenses.

The fair value of the money market funds of $72,688,830 as of December 31, 2018 are categorized as Level I within the fair value hierarchy.

The Company does not hold any Level II or Level III financial instruments.

5. MEMBER'S EQUITY

The Company distributed $100,000,000 to the Parent during the year ended December 31, 2018.

6. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory

organizations. These examinations or investigations could result in substantial fines or administrative proceedings.

On December 12, 2016, the CORE Litigation Trust (the "Trust"), which was created under the Chapter 11 reorganization plan for CORE Media and other affiliated entities, including CORE Entertainment, Inc. ("CORE"), commenced an action in California Superior Court for Los Angeles County, captioned Core Litigation Trust v. Apollo Global Management, LLC, et al., Case No. BC 643732, that was stayed on October 3, 2017, in favor of litigating in New York state court. On November 9, 2017, the Trust commenced an action in the Supreme Court of the State of New York, captioned Core Litigation Trust v. Apollo Global Management, LLC, et al., Index No. 656856/2017. The complaint names as defendants: (i) Apollo Global Securities, LLC, (ii) AGM and certain AGM affiliates including the Apollo-managed funds that were CORE's beneficial owners (the "CORE Funds"), (iii) Twenty-First Century Fox, Inc. ("Fox") and certain Fox affiliates, (iv) Endemol USA Holding, Inc. ("Endemol") and certain Endemol-affiliated entities, and (v) the joint venture through which the CORE Funds and Fox beneficially owned CORE Media and Endemol Shine (the "JV"). The Trust asserts claims against (i) all defendants for tortiously interfering with $360 million in loans under the 2011 loan agreements entered into between CORE and certain Lenders, and (ii) certain defendants for alter-ego and de-facto merger. The Trust seeks $240 million in compensatory, unspecified punitive damages, pre-judgment interests, and costs and expenses. The Court has scheduled further oral argument on the Defendants' motions to dismiss the complaint for May 6, 2019. On April 27, 2018, the Trust filed an adversary complaint in the Southern District of New York Bankruptcy Court captioned Core Litigation Trust v. Apollo Global Management, LLC, et al., Adv. Pro. No. 18-01539. The complaint names as defendants (i) AGM and certain AGM affiliates including the CORE Funds, (iii) certain former CORE directors who are current or former employees of AGM subsidiaries (the "Directors"), (iv) CORE Entertainment Holdings (CORE's direct parent), and (v) the JV (which the Trust voluntarily dismissed on August 24, 2018). The Trust asserts (i) fiduciary-duty breach claims against the Directors and an aiding-and-abetting claim against AGM for allegedly preventing CORE Media from investing in the JV, and (ii) fiduciary-duty breach claims against the Directors and Apollo CORE Holdings, aiding-and-abetting claims against all defendants, and a fraudulent conveyance claim against AGM related to CORE Media paying $93 million to satisfy a legal judgment in March 2015. The Trust seeks unspecified compensatory damages, to avoid and recover the $93 million judgment payment, pre-judgment interest, and costs and fees. Defendants' motion to abstain or, in the alternative, to dismiss, which was argued on December 11, 2018, is pending. The Company believes the claims in each action are without merit. Because the actions are in their early stages, no reasonable estimate of possible loss, if any, can be made at this time.

Five shareholders filed substantially similar putative class action lawsuits in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida in March, April, and May 2018, alleging violations of the Securities Act in connection with the January 19, 2018 IPO of ADT Inc. common stock. The actions were consolidated on July 10, 2018, and the case was re-captioned In re ADT Inc. Shareholder Litigation. On August 24, 2018, the state-court plaintiffs filed a consolidated complaint naming as defendants ADT Inc., several ADT officers and directors, the IPO underwriters (including Apollo Global Securities, LLC), AGM and certain other Apollo affiliates. Plaintiffs generally allege that the registration statement and prospectus for the IPO contained false and misleading statements and failed to disclose material information about certain litigation in which ADT was involved, ADT's efforts to protect its intellectual property, and competitive pressures ADT faced. Defendants filed motions to dismiss the consolidated complaint on October 23, 2018, and those motions are fully briefed. On May 21, 2018, a similar shareholder class action lawsuit was filed in the United States District Court for the Southern District of Florida, naming as defendants ADT, several officers and directors, and AGM. The federal action, captioned Perdomo v. ADT Inc., generally alleges that the registration statement was materially misleading because it failed to disclose ongoing deterioration in ADT's financial results, along with certain customer and business metrics. On July 20, 2018, several alleged ADT shareholders filed competing motions to be named lead plaintiff in the federal action. On November 20, 2018, the court appointed a lead plaintiff, and on January 15, 2019, the lead plaintiff filed an amended complaint. The amended complaint names the same Apollo-affiliated defendants as the state-court action, along with three new Apollo entities. The defendants' deadline to respond to the complaint is March 29, 2019. In September and October 2018, four shareholder derivative actions were also filed in the United States District

Court for the Southern District of Florida. On November 19, 2018, the court consolidated the derivative actions, and on November 26, 2018, plaintiffs filed a notice of voluntary dismissal without prejudice. Based on the allegations in the complaints, the Company believes that there is no merit to any of the claims against AGM or the other Apollo defendants. Thus, no reasonable estimate of possible loss, if any, can be made at this time.

The Company enters into underwriting commitments. Transactions relating to such commitments settled during the year and there were no commitments outstanding as of December 31, 2018.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2 percent of combined aggregate debit items computed as defined by the alternative net capital requirement rules. At December 31, 2018, the Company's net capital was $69,803,714, which exceeded the minimum requirement by $69,553,714. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA. There was a distribution payment in 2018 for $100,000,000.

9. RELATED PARTY ACTIVITY

As of December 31, 2018, the Company had a payable to related party of $2,619,772 and fee receivable from related parties of $6,996,729, respectively. There are no interest charges on payable to related party or fee receivables from related parties' balances.

Transaction fees recognized but not received are included in fee receivables from related parties on the Statement of Financial Condition.

Fee receivables from related parties balance of $6,996,729 consists of receivables from two funds and one portfolio company.

In accordance with the Servicing Agreement and Netting Agreement, the Company has the right to offset receivable and payable balances with the Parent. At December 31, 2018 the Company had a net payable to the Parent of $2,619,772, included in the Statement of Financial Condition.

10. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was issued and determined there were no subsequent events requiring adjustment or further disclosure to the Statement of Financial Condition.

*****

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC:

We have reviewed management's statements, included in the accompanying Apollo Global Securities, LLC's Rule 15c3-3 Exemption Report (the "Exemption Report"), in which Apollo Global Securities, LLC (the "Company") stated that the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. § 240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments, throughout the year ended December 31, 2018. As such, the Company may file an Exemption Report. The Company had no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to proprietary trading, identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers, and effecting securities transactions via subscriptions. Further, the Company did not hold customer funds or securities. The Company had, without exception, no obligations under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2018. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Deloitte & Touche LLP

February 27, 2019

APOLLO

Global Securities

APOLLO GLOBAL SECURITIES, LLC
RULE 15c3-3 EXEMPTION REPORT (THE "EXEMPTION REPORT")
YEAR ENDED DECEMBER 31, 2018

Apollo Global Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief, we state the following:

The Company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments, throughout the year ended December 31, 2018. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to proprietary trading, identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers, and effecting securities transactions via subscriptions. Further, the Company did not hold customer funds or securities. The Company had, without exception, no obligations under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2018.

Martin Kelly,
Chief Financial Officer

Agnieszka Jackowska,
FINOP

Subscribed to before me this
27 the date of February 2019

Notary Public

ADINA PULEO
Notary Public - State of New York
No. 01PU6378220
Qualified in Nassau County
My Commission Expires July 23, 2022